Via Facsimile and U.S. Mail
Mail Stop 4720

September 24, 2009

Ms. Margaret Mulligan
Senior Vice President and
Chief Financial Officer
Biovail Corporation
7150 Mississauga Road
Mississauga, Ontario
Canada, L5N 8M5

Re: **Biovail Corporation**
        Form 20-F for the Period Ended December 31, 2008
        Filed March 17, 2009
        File No. 001-14956

Dear Mr. Mulligan:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business Overview
Current Product Portfolio and Product Revenues, page 30

1. We note that GSK, Teva and OMI accounted for 16%, 11% and 11% of your total revenues, respectively. We also note that BPC markets and distributes products amounting to 10% of your revenues. Additionally, you have disclosed that you have a manufacturing and supply agreement with GSK, a supply agreement with OMI, and that Teva distributes your generic equivalents of Cardizem, Adalat CC,

Procardia XL, Tiazac, Voltaren XR and Trental. Please describe the material terms of these agreements and file the agreements as exhibits to your registration statement. If you believe you are not substantially dependent on these agreements, provide an analysis supporting your determination.

Patents and Proprietary Rights, page 39

2. Please expand your disclosure here to include how many patents to which you own the rights, identify which patents are related to which product families, the range of expiration dates of those patents, and to include the same details about your in-licensed patents.

Management's Discussion and Analysis
Results of Operations
Cost of Goods Sold and Gross Margins, page 76

3. Notwithstanding your April 16, 2008 response to comment one from our April 7, 2008 letter, please revise your disclosure throughout your filing to remove discussion of gross margin or gross profit. Otherwise, please revise your presentation of cost of goods sold to include the amortization of product-related intangible assets.

2. Summary of Significant Accounting Policies
Revenue Recognition
Product Sales, page F-12

4. You state here that you estimate returns based on historical return and exchange levels. Since you appear to accept product exchanges, please tell us the journal entry for the estimated exchange and the journal entry you make for the actual exchange of product returned to you. In addition, please tell us the pre tax dollar amount recorded for product exchanges in your consolidated results of operations during each year in the three year period ended December 31, 2008.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Mike Rosenthall, Staff Attorney at (202) 551-3674 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant